Mail Stop 4561
      September 1, 2005

Mr. Frank J. Dobrucki
Chief Executive Officer
Global Links Corp.
3571 East Sunset Road
Las Vegas, NV 89120

	Re:	Global Links Corp.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Fiscal Quarter Ended March 31, 2005 Form 10-QSB for Fiscal Quarter Ended June 30, 2005 File No. 0-29987

Dear Mr. Dobrucki:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Accounting Firm

1. Please have your accountant signed her report.  Refer to Rule
2-
02(a)(1) of Regulation S-X.


2. Please have your accountant clarify the scope and opinion of her audit report to address the following comments:
* We note that the scope of the audit covered the 2003 balance sheet but the opinion only covered the 2004 financial statements.
* It is unclear whether the reference to "...the period then ended..." means the years ended December 31, 2004 and 2003.
* The inception date of the company as disclosed in the first paragraph is inconsistent with the cumulative financial information reported on the financial statements.

Note 2 - Summary of Significant Accounting Policies

3. Please explain to us your accounting policy for acquisition, development and construction costs associated with your real estate projects and how your policy complies with SFAS 67. Also, tell us how you considered the disclosure requirements of APB 22 relating to this accounting policy.

Note 3 Going Concern

4. Please, disclose in detail your viable plan to overcome the company`s financial difficulties. Accompany this disclosure with a representation from management that this plan is reasonably capable of removing the threat to the continuation of the business during the twelve-month period following the most recent balance sheet presented. This disclosure should be included as an integral part of both management`s plan of operations and the notes to the financial statements. See Section 607.02 of Financial Reporting Codification.

Note 4 - Business Developments

5. With respect the merger with Capitol Group Holdings, Corp., please explain to us the basis for the value assigned to the assets
"acquired" and liabilities "assumed" and refer us to the accounting literature that supports this accounting treatment.

6. We note your disclosure of the gain on sale of Global Links
Card
Services for approximately $433,908. In addition, you disclose that you received cash proceeds of $35,000 and the purchaser assumed a liability of $292,837. Please reconcile the recognized gain to the amounts disclosed in your financial statements including a description of the remaining portion of the gain that is not disclosed.



Item 8 Changes in and Disagreements with Accountants

7. We note that you previously received a comment letter from Louise
Dorsey, dated February 2, 2005 regarding your use of an accountant that was not registered with the PCAOB. As previously requested, please amend your 2004 10-QSB`s to label the columns of the financial statements as "Not Reviewed". Please have your new registered accountant re-review the interim financial statements in your March
31, June 30 and September 30, 2004 Forms 10-QSB and amend these reports once the reviews are completed to delete reference to the financial statements as "Not Reviewed". Alternatively, file review reports issued by your new registered accountant in the amended Forms
10-QSB.

Item 8a Controls and Procedures

8. We note your evaluation of your disclosure controls and procedures is for the year 2003. Please revise to disclose your evaluation of your disclosure controls and procedures relating to 2004.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant






Mr. Frank J. Dobrucki
Global Links Corp.
September 1, 2005
Page 1